Exhibit 99.1

ARBE ROBOTICS LTD

107 HaHashmonaim St., Tel Aviv-Yafo, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Arbe Shareholders:

We cordially invite you to attend our 2022 Annual General Meeting of Shareholders of Arbe Robotics Ltd., or the Company, to be held at 4:00 p.m. (Israel time) on Thursday, June 16, 2022. The Meeting will solely be held virtually via videoconference at https://www.cstproxy.com/arberobotics/2022 and without physical presence of shareholders or their representatives.

It is proposed that at the Meeting, the shareholders adopt resolutions for the following purposes:

1.	Election of Class I Directors: Election of each of Mr. Ehud Levy, Dr. Noam Arkind and Mr. Alexander Hitzinger as Class I directors of the Company, to serve approximately three-years until the Company’s annual general meeting of shareholders to be held in 2025 and until their respective successors is duly elected and qualified;
2.	Non-Executive Director Remuneration: Approval of director remuneration for non-executive members of the Board of Directors, and for certain directors who are industry experts;
3.	Executives Compensation: Approval of an amendment to the employment terms of each of (a) Mr. Kobi Marenko, the Company’s Chief Executive Officer and a member of the Board and (b) Dr. Noam Arkind, the Company’s Chief Technology Officer and a member of the Board, including the grant of an equity-based award and a special cash bonus; and
4.	Appointment of Independent Auditors: Approval of the appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2022, and until the Company’s 2023 annual general meeting of shareholders, and to authorize the Audit Committee and/or Board to fix such accounting firm’s annual compensation.

Members of the Company’s management will be available at the Meeting to discuss the Company’s audited financial statements for the year ended December 31, 2021.

The Board unanimously recommends that you vote in favor of each of the proposals 1-4, which will be more fully described in the Company’s proxy statement.

We know of no matters to be submitted at the Meeting other than as specified herein.

The record date for the Meeting is May 17, 2022 (the “Record Date”). Only shareholders of record at the close of business on that date are entitled to notice of and to vote at the Meeting or any adjournments, postponements, or continuations thereof.

Information as to attendance at the meeting and the voting procedures will be set forth in the Company’s proxy statement, which, together with the proxy card, will be made available to shareholders and posted on the Company’s website in advance of the meeting.

Thank you for your ongoing support of, and continued interest in Arbe.

Sincerely,

Yair Shamir

Chairman of the Board

Kobi Marenko

Chief Executive Officer

May 12, 2022